

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE



04007274

January 29, 2004

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, VA 23261

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-29-2004

Re: Dominion Resources, Inc.

Dear Ms. Wilkerson:

This is in regard to your letter dated January 27, 2004 concerning the shareholder proposal submitted to Dominion by the United Brotherhood of Carpenters Pension Fund for inclusion in Dominion's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Dominion therefore withdraws its December 11, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

715957

Sharon L. Burr
Senior Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon_L._Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

December 11, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Dominion Resources, Inc. - Omission of Shareholder Proposal Under SEC Rule 14a-8(i)(6) - Dominion Lacks Authority to Implement

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") respectfully requests that the Staff of the Division of Corporation Finance concur with our view that we may omit the shareholder proposal and supporting statement referred to below and attached as Exhibit A (the "Proposal") from our proxy statement for our 2004 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(6) of the Securities Exchange Act of 1934, as amended (the "Act"). Dominion also requests that the Staff indicate that it will not recommend any enforcement action by the Securities and Exchange Commission (the "Commission") if Dominion omits such Proposal from its proxy statement.

The Proposal

The Proposal is from the United Brotherhood of Carpenters Pension Fund, a shareholder of Dominion (the "Proponent"). The Proposal includes a resolution requesting Dominion's shareholders to replace the current system of compensation for Dominion's Chief Executive Officer and other senior executives with a compensation policy that limits salary, annual bonus, long-term equity compensation and severance.

Dominion believes that it may omit the Proposal pursuant to Rule 14a-8(i)(6) because Dominion lacks the power and authority to implement it.

Discussion

Rule 14a-8(i)(6) – Dominion lacks authority to implement

Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal from its proxy materials if the issuer would lack the power or authority to implement the proposal.

The Proposal would affect the responsibility of the Compensation Committee of Dominion's Board of Directors to establish compensation levels for the CEO of Dominion. However, Dominion is a New York Stock Exchange (the "Exchange") listed company and, as such, is subject, pursuant to the terms of its listing agreement with the Exchange, to honor the Exchange's corporate governance rules which are contained in Section 303A of the Exchange's Listed Company Manual. Those corporate governance rules require, among other things, that Dominion have a compensation committee composed entirely of independent directors, and that such committee (or such committee together with other independent members of the Board) have "direct responsibility" to "determine and approve the CEO's compensation level". Furthermore, under the corporate governance rules, the committee must be directly responsible for recommending the program of compensation for non-CEO level executives. To adopt the compensation program described in the Proposal would remove these responsibilities from the committee (and other independent Board members) and, consequently, would violate Dominion's agreement with the NYSE. Proposals that would require a company to breach its existing contractual obligations are excludable because a company would lack the power or authority to implement such a proposal. See, Sensar Corporation (May 14, 2001) and Safety 1st, Inc. (February 2, 1998).

Dominion notes that the Proposal purports to contain a savings provision that would allow Dominion to comply with any contrary contractual obligations. However, where the contractual obligations completely eviscerate the substance of the Proposal, one must conclude that the Proposal is beyond the power and authority of Dominion to effectuate.

For this reason, we have concluded that the Proposal as submitted is excludable under Rule 14a-8(i)(6).

Conclusion

In an effort to resolve Proponent's concerns outside of this forum, we have contacted the Proponent to discuss the Proposal. Although such discussions are continuing, Proponent has not yet agreed to withdraw the Proposal.

Accordingly, we hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted from our proxy materials and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Proposal, including the supporting statement, are enclosed. I have mailed a copy of the letter to Proponent, and hereby request that I be copied on any response the Proponent may make to the Staff related to the Proposal. In compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Dominion's anticipated filing of our definitive proxy statement in connection with the 2004 Annual Meeting of Shareholders.

If you have any questions or need additional information, please call me at (804) 819-2171 or our Vice President & Corporate Secretary, Patty Wilkerson, at (804) 819-2120.

Sincerely,



Sharon L. Burr
Senior Counsel

Enclosures
cc: Mr. Edward J. Durkin
Shareholder Proponent
Ms. Patricia A. Wilkerson
Vice President and Corporate Secrtary



RECEIVED
2003 DEC 12 PM 5:49
CORPORATION FINANCE

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 804-819-2233]

November 22, 2003

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Shareholder Proposal

Dear Ms. Wilkerson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dominion Resources, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 5,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Dominion Resources, Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.


Dominion®

Patricia A. Wilkerson
Vice President and Corporate Secretary
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261

January 27, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: UBCJA's Shareholder Proposal

Ladies and Gentlemen:

The shareholder proposal submitted to us on November 22 by the United Brotherhood of Carpenters Pension Fund ("Fund") has been formally withdrawn. Attached to this letter is a letter from the Fund's representative. Therefore, we ask that you withdraw our request for no-action on excluding this proposal from our 2004 proxy statement.

Thank you for your time.

Sincerely,


Patricia A. Wilkerson

Attachment

cc: Sharon L Burr, Senior Counsel



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 804-819-2232]

January 26, 2004

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219



Dear Ms. Wilkerson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby formally withdraw the shareholder proposal ("Proposal") submitted by the Fund to Dominion Resources, Inc. ("Company") on November 22, 2003. The responsive discussions with you and your colleagues concerning the Company's executive compensation practices and policies and the recommendations to the OCN Committee for enhanced executive compensation disclosure as outlined in your letter of January 16, 2004 have prompted this action.

Thank you again for the constructive response to the Proposal.

Sincerely,



Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724


Dominion

Fax Transmittal

January 27, 2004

Pages: (3) Including cover sheet

To: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
202-942-9525

From: Patricia A. Wilkerson
Phone: 804-819-2120
Company: Dominion

COMMENTS:

Re: UBCJA's Shareholder Proposal

Please call 804-819-2119 if you have trouble receiving this transmission.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.